July 30, 2007

The South Financial Group, Inc.

Attention: Mr. Mack I. Whittle, Jr.  Chairman & CEO

P. O. Box 1029

Greenville, South Carolina 29602

To the Board of Directors:

I have sole voting and dispositive power of 285,068 shares of common stock of The South Financial Group, Inc. [hereinafter “TSFG“] and have had so for many years.

I am very displeased with both TSFG’s operating performance/earnings and underperformance of the stock.  I have had discussions with other substantial shareholders who share my thoughts/displeasure.

TSFG, and its banking subsidiaries, appear to have very good geographical locations in the states of South Carolina, North Carolina & Florida.  It also appears to have very dedicated officers and employees and a good customer/client base.  Overall credit asset quality also appears to be adequate.

However, management’s inability to meet previously publicly stated target goals, etc. and the recent decline in stock valuation reflect investors’ poor perceptions/expectations of TSFG.  And, with an ROE of 6%, one of the lowest in the industry, it is hard to argue the point.

As a shareholder, I believe the Board of Directors should NOW consider strategic alternatives and evaluate whether TSFG should remain independent or pursue other options for enhancing shareholder value.  Based on previous mergers/acquisitions and premiums paid for bank holding companies in the southeastern United States, I believe a larger bank holding company would pay a premium that would exceed a valuation TSFG might achieve, in the years ahead, by remaining independent.

I further believe that there is considerable interest in TSFG from strategic acquirers and the likelihood of consummating a deal is high.  It is my opinion, and the opinion of many other very substantial shareholders, that management and the Board of Directors should NOW actively explore such an option.

Management and the Board of Directors have an opportunity to crown their substantial achievements to date by remaining open to all potential avenues of value creation.  I believe, as do many other shareholders, that the potential for substantial value creation from a sale of TSFG merits action.

Therefore, I request the TSFG Board of Directors engage an investment banking firm to solicit indications of interest from potential acquirers.  I would expect the Board of Directors to carefully consider all acquisition proposals relative to the attractiveness of remaining independent.

Regards,

John S. McMullen

371 Channelside Walk Way #1901

Tampa, FL 33602-6776

Phone 813-273-9776